UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-13442

MetroGas Inc.

(Translation of registrant’s name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Common stock represented by American Depositary Receipts

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)
Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. MetroGas S.A. (the “Registrant”) first incurred the duty to file reports under Section 13(a) or Section 15 (d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on November 17, 1994, with registration of its American Depository Shares (“ADSs”), represented by American Depository Receipts, under section 12(b) of the Securities Exchange Act of 1934 in connection with the listing on the New York Stock Exchange of the Registrant’s ADSs.

B. During the 12-month period preceding the filing of this Form 15F, the Registrant has filed or submitted all reports required under the Exchange Act section 13(a) or section 15(d) and corresponding Securities and Exchange Commission (“SEC”) rules, including the filing of its annual report on Form 20-F for the fiscal year ended December 31, 2013.

Item 2. Recent United States Market Activity

The Registrant’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 (the “Securities Act”) on November 17, 1994.

Item 3. Foreign Listing and Primary Trading Market

A. The Registrant’s common stock is listed on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) in Argentina. The primary trading market for the Registrant’s common stock is the Buenos Aires Stock Exchange as of a recent 12-month period. The first and last days of the recent 12-month period are January 1, 2014 and December 31, 2014, respectively. The Buenos Aires Stock Exchange constitutes the primary trading market for the Registrant’s common stock, as that term is defined in Rule 12h-6 under the Exchange Act.

B. The Registrant’s common stock was first listed on the Buenos Aires Stock Exchange on November 17, 1994, and the Registrant has since maintained its listing on the Buenos Aires Stock Exchange, including at the time of filing this Form 15F and during the 12 months preceding the date hereof.

C. The percentage of trading in the Registrant’s common stock that occurred in Argentina on the Buenos Aires Stock Exchange for the 12-month period from January 1, 2014 to December 31, 2014 (both dates inclusive) was approximately 98.1% of the worldwide trading volume.

Item 4. Comparative Trading Volume Data

A. The first day of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is January 1, 2014 and the last date of such period is December 31, 2014.

B. The average daily trading volume of the common stock and ADSs (expressed in terms of underlying common stock) in the United States and on a worldwide basis for the period described in Item 4.A is set forth in the following table:

Average Daily Trading Volume for Last Twelve Months	United States	Worldwide
Traded as common stock	—	118,402
Traded as ADSs (expressed in terms of underlying common stock)	2,341	2,341

Total	2,341	120,743

Approximate percentage	1.9%	98.1%

C. The average daily trading volume of the common stock and the ADSs (when expressed in terms of the underlying common stock) in the United States as a percentage of the average daily trading volume of the common stock and ADSs (when expressed in terms of underlying common stock) worldwide for the period described in Item 4.A was approximately 1.9%.

D. A Form 25 was filed to voluntarily withdraw the ADSs from listing on the New York Stock Exchange and registration under section 12(b) of the Exchange Act on July 15, 2010 and that delisting became effective as of July 26, 2010. As of July 26, 2010, the average daily trading volume of the common stock and the ADSs (expressed in terms of underlying common stock) in the United States as a percentage of the average daily trading volume for the common stock and the ADSs (expressed in terms of underlying common stock) on a worldwide basis for the preceding 12-month period was 66.2%.

E. The Registrant has not terminated a sponsored ADR facility regarding the common stock.

F. The source of the trading volume information used for determining whether the registrant meets the requirements of Rule 12h-6 is OTC Markets, QuoteMedia and the Buenos Aires Stock Exchange. The reason for using more than one source is the difficulty locating publicly available trading data from one source about both the ADSs pre-delisting (QuoteMedia), which were traded on the NYSE, and post-delisting (OTC Markets), in which they are now traded over the counter, and the common stock (Buenos Aires Stock Exchange), which is traded in the Buenos Aires Stock Exchange.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

The Registrant is publishing simultaneously with the filing of this Form 15F a notice disclosing its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act by means of a press release dated January 21, 2015 distributed through Business Wire financial news wire services in the United States. A copy of the notice is attached as Exhibit 99.1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Registrant will publish any information required under Rule 12g3-2(b)(1)(iii) on its website www.metrogas.com.ar.

PART III

Item 10. Exhibits

Exhibit No.	Description

99.1	Press release dated January 21, 2015 (as referred to in Item 7 of this Form 15F)

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, MetroGAS S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, MetroGAS S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: January 21, 2015

MetroGAS S.A.

By: /s/ Marcelo Nuñez

Name: Marcelo Nuñez

Title: Chief Executive Officer

By: /s/ Fernando Nardini

Name: Fernando Nardini

Title: Chief Financial Officer